                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB
                                 AMENDMENT NO. 2


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Thoroughbred Interests, Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

          Kentucky                                       61-1342734

--------------------------------------------------------------------------------
(State of other jurisdiction of          (I.R.S. Employer Identification No.)
 incorporation or organization)


127 South 6th Street, Louisville, KY                          40202
--------------------------------------------------------------------------------
(Address of principal executive offices)                    (Zip Code)


Issuer's telephone number        (502) 584-4434
-------------------------------------------------------

Securities to be registered under Section 12(b) of the Act:

      Title of each class                Name of each exchange on which
      to be so registered                each class is to be registered

----------------------------------      ---------------------------------

----------------------------------      ---------------------------------

           Securities to be registered under Section 12(g) of the Act:


                                  Common Stock
--------------------------------------------------------------------------------
                                (Title of class)


--------------------------------------------------------------------------------
                                (Title of class)

TABLE OF CONTENTS



PART I                                                                       PAGE


Item 1   Description of Business                                               3

Item 2   Management's Discussion and Analysis or Plan of Operation            11

Item 3   Description of Property                                              12

Item 4   Security Ownership of Certain Beneficial
         Owners and Management                                                13

Item 5   Directors, Executive Officers, Promoters and Control Persons         14

Item 6   Executive Compensation                                               15

Item 7   Certain Relationships and Related Transactions                       17

Item 8   Description of Securities                                            17


PART II


Item 1   Market Price of and Dividends on the Registrant's Common
         Equity and Other Shareholder Matters                                 19

Item 2   Legal Proceedings                                                    19

Item 3   Changes in and Disagreements with Accountants                        19

Item 4   Recent Sales of Unregistered Securities                              19

Item 5   Indemnification of Directors and Officers                            20

SIGNATURE                                                                     22


PART F/S


Financial Statements                                                  F-1 - F-15


PART III


Index to Exhibits

Exhibits



                                     PART I
ITEM 1. DESCRIPTION OF BUSINESS


     THIS FORM 10-SB INCLUDES "FORWARD LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. WE INTEND FOR THE FORWARD LOOKING STATEMENTS TO BE COVERED BY THE SAFE HARBOR PROVISIONS FOR FORWARD-LOOKING STATEMENTS. ALL STATEMENTS REGARDING OUR EXPECTED FINANCIAL POSITION AND OPERATING RESULTS, OUR BUSINESS STRATEGY, OUR FINANCING PLANS AND THE OUTCOME OF ANY CONTINGENCIES ARE FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH OR IMPLIED BY ANY FORWARD-LOOKING STATEMENTS. THOSE UNCERTAINTIES INCLUDE COMPETITION, RATE OF INDUSTRY GROWTH, MARKETING CAPABILITIES AND THE CONDITION OF THE FINANCIAL MARKETS. WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

GENERAL

     We were organized as a business corporation under the laws of the State of Nevada on March 25, 1999. We were formed to engage in "pinhooking" and racing of thoroughbred horses. "Pinhooking" involves the purchase of a yearling, that is, a horse which is between one and two years old, with a view towards training and then reselling that horse as a two-year old. Those horses that we are unable to pinhook at an acceptable profit we plan to enter in races because we expect that if a horse is successful at racing, its value will increase. As of October 31, 2000 we held full title to 16 thoroughbreds and ownership interests, ranging from 25% to 60%, in four thoroughbreds. We purchase most of our thoroughbreds from non-affiliated breeders of thoroughbred yearlings through non-affiliated industry auction houses, such as Fasig-Tipton and Keeneland.

     Our Chief Executive Officer, President and sole employee, James D. Tilton, Jr., currently makes all the decisions on behalf of the Company regarding the purchasing, training, racing and selling of the Company's thoroughbred horses. In particular, Mr. Tilton makes the decisions regarding: (i) whether to purchase a certain thoroughbred horse; (ii) who should be retained to break-in and train the thoroughbred; (iii) whether the thoroughbred should be sold as a two year old (i.e., pinhooked); (iv) whether the thoroughbred should be entered into races; and (v) if raced, at what point if any, the thoroughbred should be sold.

     Mr. Tilton has limited experience in pinhooking and racing of thoroughbred horses. See "Risk Factors - Limited Experience of our Sole Employee." As a result, Mr. Tilton may, from time to time, retain consultants experienced in the thoroughbred industry to: (i) assist him in determining which thoroughbreds to purchase; (ii) assist him in training the purchased thoroughbreds; and (iii) assist him in determining whether the thoroughbred should be sold as a two year old or raced.

     We expect to incur numerous expenses in our efforts to pinhook and race thoroughbred horses. First, we expect to pay a 5% consultant fee for all thoroughbreds we purchase with the assistance of a consultant. Second, we plan to hire horse trainers to maintain, care and train our thoroughbreds. Such horse trainers will bill us for veterinary, food, shipping, blacksmith, breaking in and training expenses. We also expect to make payments to these horse trainers of 5% of the sales price of each throughbred that they train and we sell. Additional expenses could include sale nominations and entry fees, advertising and video production.

     We also expect to incur mortality and surgical insurance expense. This insurance will cost approximately 2.5% of the purchase price of each horse. Additionally, for each thoroughbred we sell at auction, we expect to pay a fee of 5% of the sale price to the auction house.


HISTORICAL BACKGROUND OF OUR COMPANY


     The following is a detailed chronology of the steps we have taken in furtherance of our business plan, beginning in 1997, prior to our incorporation. Our President, Mr. Tilton, has dedicated much of the past three years to developing and building the Company.

(a) 1997:          Mr. Tilton spent much of 1997 studying and developing a plan for engaging in profitable pinhooking. Mr. Tilton's market research came from several sources, including his personal experience (e.g., by growing up in Louisville, Kentucky -- the heart of the thoroughbred industry), his participation in horse ownership, and from his extensive reading of books and trade publications in the field, including periodicals such as Blood Horse and Thoroughbred Times. Mr. Tilton's objective was threefold. He wished to (i) build a solid understanding of the thoroughbred market, (ii) conduct extensive first hand research, and (iii) develop a solid business plan for the Company.

(b) January-June
   of 1998: In addition to networking in Kentucky, Mr.Tilton made numerous trips to Florida and California to meet with individuals and entities in the thoroughbred industry. Mr. Tilton continued to own a few race horses with other individuals. His continued involvement with other horse owners provided additional market research.

(c) July-Dec.
   of 1998: Mr. Tilton attended thoroughbred auctions around the country, including, but not limited to, the Fasig-Tipton Auctions. Mr. Tilton met consigners in the horse breeding and training business. He purchased one race horse in September of 1998, five race horses in October and two in December. Three of these horses were resold for a profit in 1999.

(d) March 1999:    Mr. Tilton formed the Company. The Company issued 2,050,000 shares of its Common Stock to 5 investors in exchange for services. The Company subsequently issued 43,000 shares of its Common Stock at $.10 per share to 43 investors for a total capital raise of $4,300. The Company relied upon the exemption afforded by Section 4(2) of the Securities Act of 1933,as amended, for the issuance of these shares.

(e)   July 1999:   The Company purchased its first horse at the Fasig Tipton
                   Auction. Mr Tilton loaned the Company $50,000 for the purpose of making that purchase.

(f) Aug. 1999:     We acquired two additional horses for a total sum of
                   $121,000 at the Fasig Tipton New York Auction. The funds used to purchase the horses were also borrowed from Mr. Tilton.

(g)  Sept. 1999:   We purchased one horse at the Keeneland sale.

(h) Sept. 30,
    1999: The Augustine Fund, L.P., an Illinois Limited Partnership with offices at 141 West Jackson Street, Suite 2182, Chicago, Illinois 60604 (the "Augustine Fund") loaned the Company $300,000 for operating expenses. The loan is evidenced by a promissory note and is secured by 6,000,000 shares of our Common Stock owned by Mr. Tilton. The promissory note was initially due and payable in the amount of $375,000 on or before March 28, 2000. On March 22, 2000, the Augustine Fund extended the due date to May 29, 2000. On October 3, 2000, The Augustine Fund granted us an additional extension to March 31, 2001. The entire loan is convertible, at the sole discretion of the Augustine Fund, into shares of the Company's Common Stock (the "Converted Shares") at $.10 per share and warrants excercisable into one-half the number of Converted Shares at $.15 per share.

(i) October 1999:  We purchased three horses at the Fasig Tipton auction in Maryland and two horses in Kentucky.

(j) December 15,
    1999: Mr. Andrew Dyer, with an address c/o The Dyer Group, 100 Tower Drive, Greenville, S.C. 29650, loaned the Company $50,000 for operating expenses. The loan is evidenced by a promissory note. The loan was originally due on August 13, 2000 but was extended on October 11, 1999 to March 31, 2001. The loan is convertible, at the sole discretion of Mr. Dyer, into shares of the Company's Common Stock (the "Converted Shares") at $.10 per share and warrants excercisable into one-half the number of Converted Shares at $.15 per share.

(k) January 31,
    2000: Mr. Andrew Dyer, with an address c/o The Dyer Group, 100 Tower Drive, Greenhille, S.C. 29600, loaned the Company an additional $50,000 for operating expenses. The loan is evidenced by a promissory note. The loan was originally due on August 13, 2000 but was extended on October 11, 1999 to March 31, 2001. The loan is convertible, at the sole discretion of Mr. Dyer, into shares of the Company's Common Stock (the "Converted Shares") at $.10 per share and warrants excercisable into one-half the number of Converted Shares at $.15 per share.

(l) Feb. 2000:     We sold two of our horses at the Ocalar Breeder Sales "OBS"
                   February sale in Miami. We also sold a 75% ownership interest in another horse in a private transaction.

(m) March 2000-    We sold three of our horses, one at the OBS March sales in
    April 2000:    Ocala, and two at the Keeneland April sale in Lexington,
                   Kentucky.

(n) May 2000:      We sold one of our horses at the Fasig Tipton May Midatlantic sale in Baltimore, Maryland. We also purchased a horse as a racing prospect at the same sale.

(o) June 2000:     We purchased a horse at the OBS June sale in Ocala as a
                   racing prospect.

(p) July 2000:     We sold ownership interests in three of our horses in private transactions.

(q) August 2000-
    October 2000:  We purchased five horses at the Keeneland September sale, 6 horses at the Fasig Tipton Midatlantic sale, 3 horses at the Fasig Tipton Kentucky sale, and one horse through a private transaction. We borrowed $300,000 from Mr. Tilton as partial payment for the horses and in consideration thereof gave
                   Mr. Tilton a security interest in certain of our horses.

(r) September
    2000: We purchased the domain name Thoroughbredsales.com in exchange for 25,000 shares of our Common Stock. We intend to construct a corporate website using this domain name.

We currently maintain our principal office at 127 South 6th Street, Louisville, Kentucky 40242. Our telephone number is (502)584-4434 and our facsimile number is (502) 584-4850.

                                  RISK FACTORS

     We provide the following cautionary discussion of risks, uncertainties and possible inaccurate assumptions relevant to our business. These are only some of the factors that we think could cause our actual results to differ from expected results. Other factors besides those listed here could adversely affect us.

WE HAVE INCURRED LOSSES FROM INCEPTION AND MAY NEVER GENERATE PROFITS.


     We have only recently been incorporated and we are still engaged in structuring our management and our proposed operations. Our operations are subject to all of the risks inherent in the establishment of a new business enterprise, including the lack of significant operating history. There can be no assurance that future operations will be profitable. Revenues and profits, if any, will depend upon various factors, including our ability to acquire horses suitable for pinhooking, to adequately train such horses in order that they achieve their potential, the expertise of our management, the market acceptance of the products offered, costs and general economic conditions. There can be no assurance that we will achieve our projected goals or accomplish our business plans; and such failure could have a material adverse effect on us and the value and price of our securities.


BECAUSE OF THE LIMITED EXPERIENCE OF MANAGEMENT IN PINHOOKING AND RACING OF THOROUGHBRED HORSES OUR BUSINESS COULD SUFFER.

     James D. Tilton, our President and sole employee, has had limited experience in pinhooking and racing of thoroughbred horses. There can be no assurance that Mr. Tilton will be able to make the decisions necessary to earn a profit in the business.

WE MAY NOT BE ABLE TO OBTAIN THE CAPITAL NEEDED TO FINANCE GROWTH AND CAPITAL REQUIREMENTS.


     We may be required to seek additional funds and to raise additional capital from public or private equity or debt sources in order to fund our general and administrative costs and expenses and pay off startup loans.

     There is no guarantee that we will be able to raise any such capital on terms acceptable to us or at all. Such financing may be upon terms that are dilutive or potentially dilutive to our stockholders. If alternative sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans in accordance with the extent of available funding. At the present time, we do not intend to obtain any loan financing from a lending institution. If necessary, Mr. Tilton may make a personal loan to the Company at or below market rates, on terms customarily used by lending institutions in making loans.

     If we are required to obtain loan financing, the amount of our profits (if any) will decrease or the amount of our losses will increase due to the interest charged on the loan. Loan financing may subject our operations to restrictions imposed by the lending institution, hindering our ability to operate in the manner best determined by our management and/or Board of Directors, with the potential that such restrictions will impede or prevent our growth and/or negatively impact our level of profits. Additionally, the use of debt financing or leverage would subject us to the risk that any downturns in the thoroughbred industry and any changes in interests rates (if we have an adjustable rate loan) will substantially increase the likelihood that our operations will not be profitable, possibly causing us to become bankrupt or to dissolve the corporation.

WE DEPEND ON KEY PERSONNEL AND MAY NOT BE ABLE TO RETAIN THEM.

     Our future success will depend largely on the efforts and abilities of our management, especially of our current sole officer and director,

James D. Tilton, Jr. The loss of the services of Mr. Tilton or the inability to attract additional, experienced management personnel could have a substantial adverse effect on the Company. We have not obtained a "key man" insurance policy for Mr. Tilton. Our ability to implement our strategies depends upon our ability to attract highly talented managerial personnel. There can be no assurance that we will attract and retain such employees in the future.

RISKS ASSOCIATED WITH MANAGEMENT OF POTENTIAL GROWTH.

     We anticipate that we will have rapid growth in the number of horses that we own. This will place a strain on our managerial, operational, and financial resources. We will initially use outside consultants and specialists to provide thoroughbred consulting, legal counsel and preliminary accounting until such persons are required on a full time or ongoing basis. We currently employ one person, Mr. Tilton. Our future employment of personnel is dependent on the number of horses we obtain. We expect to employ a bookkeeper in the near future.

There can be no assurance that we will be able to effectively manage the expansion of our operations, or that our facilities, systems, procedures or controls will be adequate to support our expanded operations. Our inability to effectively manage our future growth will have a material adverse effect on us.

WE MAY NOT BE ABLE TO COMPLY WITH ALL CURRENT AND FUTURE GOVERNMENT REGULATION.

     Our business operations are subject to all government regulations normally incident to conducting business (e.g., occupational safety and health acts, workmen's compensation statutes, unemployment insurance legislation, income tax and social security laws and regulations, environmental laws and regulations, consumer safety laws and regulations, etc.) as well as to governmental laws and regulations applicable to small public companies and their capital formation efforts. In addition, we are subject to laws and regulations regarding the purchase, sale, breeding, transportation, care, and possibly, racing of horses. Although we will make every effort to comply with applicable laws and regulations, we can provide no assurance of our ability to do so, nor can we predict the effect of those regulations on our proposed business activities.

WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY WITH OUR COMPETITORS.

     There are many competitors in the pinhooking industry. Due to the fact that the majority of pinhooking operations are run by private companies and partnerships, we are unable to state the size or profitability of our competitors.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     THIS FORM 10-SB INCLUDES "FORWARD LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. WE INTEND FOR THE FORWARD LOOKING STATEMENTS TO BE COVERED BY THE SAFE HARBOR PROVISIONS FOR FORWARD-LOOKING STATEMENTS. ALL STATEMENTS REGARDING OUR EXPECTED FINANCIAL POSITION AND OPERATING RESULTS, OUR BUSINESS STRATEGY, OUR FINANCING PLANS AND THE OUTCOME OF ANY CONTINGENCIES ARE FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH OR IMPLIED BY ANY FORWARD-LOOKING STATEMENTS. THOSE UNCERTAINTIES INCLUDE COMPETITION, RATE OF INDUSTRY GROWTH, MARKETING CAPABILITIES AND THE CONDITION OF THE FINANCIAL MARKETS. WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

     The following discussion and analysis should be read in conjunction with the financial statements of the Company included elsewhere herein.



PLAN OF OPERATIONS FOR THE NEXT 12 MONTHS


     We have developed a plan of operations reflecting our objectives and anticipated growth for the next 12 months and beyond. In our plan, we identify our cash requirements, our anticipated purchases of new horses, and our required staffing and additional funding requirements to fulfill our business objectives.

Cash Requirements

     We estimate that we require a minimum of approximately $400,000 and a maximum of approximately $1,000,000 to operate for the next 12 months from the date of this Registration Statement. The minimum of $400,000 is required for operating expenses. The maximum will be required, however, if the Augustine Fund and Mr. Andrew Dyer do not convert their promissory notes into Common Stock of the Company. This estimate of required funds includes the $375,000 due and payable to the Augustine Fund as of March 31, 2001, the $100,000 due and payable to Mr. Andrew Dyer as of March 31, 2001 and $400,000 in estimated operating expenses including office rent, boarding, training and/or racing our horses.

     Although there can be no assurance, we expect that both the Augustine Fund and Andrew Dyer will convert their notes payable into our Common Stock pursuant to their Amended Promissory Notes.

     Additionally, as of October 31, 2000, we held full title to 16 thoroughbreds and ownership interests, ranging from 25% to 60% in four thoroughbreds. We expect to generate approximately $750,000 to $1,000,000 in revenue from the sales of these horses. This projection is based upon our historical performance to date. Specifically, we have pinhooked 10 horses to date and generated a net profit of approximately $237,600.00 from these efforts.

     To the extent we are unable to meet our operating expenses or matured notes payable, we may borrow funds from our president Mr. Tilton or others, or we may attempt to raise capital from large institutional investment equity funds. Any funds generated from sales of horses or from equity investments, if any, in our company that exceeds our operating expenses and debt repayments will be used to purchase additional thoroughbred horses.

Change in Number of Employees

     We may hire up to three additional employees in 2001, finances permitted, in the areas of marketing and sales.

ITEM 3.   DESCRIPTION OF PROPERTY

     As of March of 2000, we moved our main office to a new facility located at 127 South 6th Street in Louisville, Kentucky, 40402. We lease this facility from a non-affiliated party. It has approximately 1865 square feet of office space consisting of three separate offices, a library, a conference room, a kitchen and a bathroom. The monthly rent is $2,630 of which Thoroughbred Interests, Inc. pays 50% with the other 50% paid by Technology Capital Group, Inc. Thoroughbred Interests, Inc. and Technology Capital Group, Inc., together own the office equipment and furniture. Management believes that this facility is adequate for us for at least the next 12 months. Our phone number is (502) 584-4434, and our facsimile number is (502) 584-4850.


ITEM 4.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of November 15, 2000, the number of and percentages of shares of outstanding Common Stock owned by each person owning at least 5% of the Company's outstanding Common Stock, each officer and director, and all officers and directors as a group:



NAME AND ADDRESS OF                NUMBER OF SHARES OF            PERCENTAGE
 BENEFICIAL OWNER                  BENEFICIALLY OWNED             OF CLASS (1)
 ----------------                  -------------------            ------------
James D. Tilton, Jr.                27,000,000 (2)(3)                91.80%
8702 Twin Ridge Road
Louisville, KY  40242


All Officers and Directors as       27,000,000                         91.80%
a Group (1 Person)

---------------------------
(1) Based upon 26,411,000 shares issued and outstanding

(2) Includes 6,000,000 shares being held in escrow by H. Glen Bagwell as security for the loan made by The Augustine Fund, L.P. (the "Augustine Fund") to the Company and will be returned to James D. Tilton upon repayment to the Augustine Fund of the loan or the conversion by the Augustine Fund of the amount owing into Common Stock of the Company. Mr. Tilton has sole voting and investment power in all 24,000,000 shares.

(3) Includes 3,000,000 options to purchase 3,000,000 shares of the Company's Common Stock pursuant to the Company's Millenium Stock Option Plan. All of the options are vested and immediately exercisable.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS. The position(s) held by each of our executive officers and Directors as of November 15, 2000 is shown in the following table. Biographical information for each is set forth following the table.

Each Director serves for a one year term and until a successor is elected and qualified. Each officer serves at the discretion of the Board of Directors.

Name                                Age              Position
----                                ---              --------

James "Jim" D. Tilton, Jr.          39               Chairman of the Board, President
                                                     Chief Executive Officer and Secretary

JAMES D. TILTON, JR. has been the Company's Chief Executive Officer since its incorporation. He is also Chairman of our Board of Directors. Mr. Tilton has also been since January 6, 1999 President, Secretary, Treasurer and Chairman of the Board of Technology Capital Group, Inc., an interactive media content provider with a network of integrated technology businesses. Mr. Tilton was born and raised in Louisville, Kentucky. In 1982 he received a B.A in Political Science with a concentration in accounting and business from the University of Louisville.


From 1993 to the present Mr. Tilton has worked in the securities industry. He started in 1993 as a stockbroker with Prudential Securities and was subsequently recruited to Smith Barney in 1994 and then to Morgan Keegan in 1995. He began working independently in the securities industry in January 1997, specializing in corporate finance/investment banking. Mr. Tilton has been involved in the financing of over 15 both private and public small growth companies.


Mr. Tilton is a member of the Thoroughbred Owners and Breeders Association, the Kentucky Thoroughbred Owners and Breeders Association, and the Turf Club at Churchill Downs. Since 1997 he has been a partner in thoroughbred horse owning partnerships.


ITEM 6: EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS. At the present time we have only one director, Mr. Tilton. As an "inside" director (an employee) he is not compensated for his services as a director and it is our current policy not to compensate inside directors. However, we are seeking to expand the Board of Directors by the addition of qualified persons who may not be our employees and in that event we would expect to provide compensation in the form of :

         (a) expense reimbursement for attendance at meetings;

         (b) cash;

         (c) stock and/or

         (d) stock options;

or a combination of any or all four, as circumstances may require. The Directors shall serve for a term of one year, or until their successor are elected and qualify.


COMPENSATION OF MANAGEMENT. Our only employee is Mr. Tilton, who serves as our President, Secretary and Treasurer. Under his employment agreement, Mr. Tilton is to be paid an annual base salary of $90,000 for calendar year 2000, $120,000 for calendar year 2001 and $180,000 for calendar year 2002. The agreement provides for annual incentive bonus based upon EBITDA. The agreement also provides for an issuance of three million (3,000,000) common stock options pursuant to our Millennium Stock Option Plan. All of the options are vested and are immediately exercisable. See "Employment Agreements", below. Mr. Tilton has agreed to defer the payment of his salary by the Company.

     We have an employment agreement with James D. Tilton, Jr. which ends on December 31, 2002. The Agreement provides for the payment of an annual base salary of $90,000 for calendar year 2000, $120,000 for calendar year 2001 and $180,000 for calendar year 2002. The employment agreement also provides for an annual incentive bonus equal to: (a) 30% of his annual base salary if the Company's annual earnings before income taxes, depreciation and amortization ("EBITDA") is at least $1 million; (b)50% of his annual base salary if the Company's EBITDA is at least $2 million, or (c) 100% of his annual base salary if the Company's EBITDA is at least $4 million. The Agreement provides for a grant of incentive stock options pursuant to our Millennium Stock Option Plan, on 3,000,000 shares of our Common Stock to Mr. Tilton at 110% of the fair market value of our Common Stock on the date of grant. The options are vested and are exercisable immediately. The employment agreement further provides for the payment to Mr. Tilton upon the occurrence of a change of control of the Company, as defined in the agreement, or upon the death or disability of Mr. Tilton, the discharge of Mr. Tilton without cause or the resignation of Mr. Tilton for "good reeason", as defined in the agreement, of a lump sum equal to his annual base salary and bonus. In addition, if the terminating event occurs on or before June 30, 2001, the Company is to pay to Mr. Tilton an additional $100,000.

     Mr. Tilton also has an employment agreement with Technology Capital Group, Inc., an interactive media content provider with a network of integrated technology business, of which he is Chief Executive Officer and Chairman of the Board of Directors.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     In connection with our incorporation, we issued 12,000,000 shares of our Common Stock to Mr. Tilton at the par value of $.001 per share. Mr. Tilton received these shares in recognition of his pre-incorporation services.


     Subsequently, due to our 2 for 1 forward stock split, Mr. Tilton's shares were increased to 24,000,000 shares. 6,000,000 of these shares are being held in escrow in the name of H. Glen Bagwell as security for the Augustine Fund, L.P.


     There is no affiliation between Mr. Tilton and The Augustine Fund, L.P. or Glen Bagwell, Jr.

     In connection with our purchase of several thoroughbreds in September and October of 2000, pursuant to a written promissory note dated October 31, 2000 (the "Note"), Mr. Tilton loaned the Company $300,000 to pay for the horses. In consideration for the Note, pursuant to a Pledge and Security Agreement dated October 31, 2000, the Company gave Mr. Tilton a security interest in some of its horses.


ITEM 8. DESCRIPTION OF SECURITIES


     Our authorized capital structure consists of Preferred Stock, par value $.001, and Common Stock, par value $.001. The number of shares authorized and outstanding as of the date hereof is as follows:

         SECURITY                  AUTHORIZED              OUTSTANDING

        Preferred Stock             10,000,000                      0
        Common Stock               100,000,000             26,411,000
        Stock Options               10,000,000              3,000,000

PREFERRED STOCK. The 10,000,000 shares of Preferred Stock having a par value of $.001 authorized are undesignated as to preferences, privileges and restrictions. When the shares are issued, the Board of Directors must establish a "series" of the shares to be issued and designate the preferences, privileges and restrictions applicable to that series.

To date, the Board of Directors has not designated any series.

COMMON STOCK. Our authorized common equity consists of 100,000,000 shares of Common Stock, with a $.001 par value, of which 26,411,000 shares of Common Stock are issued and outstanding. Shareholders (i) have general ratable rights to dividends from funds legally available, therefore; when and if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution to shareholders upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one vote per share on all matters on which shareholders may vote at all shareholder meetings. All shares of Common Stock now outstanding are fully paid and nonassessable.

     The Common Stock does not have cumulative voting rights, which means that the holders of more than fifty percent of the Common Stock voting for election of directors can elect one hundred percent of our directors if they choose to do so. We have not had any earnings, have not paid any dividends on our Common Stock and do not anticipated that any dividends will be paid in the foreseeable future. Dividends upon Preferred shares must have been paid in full for all past dividend periods before distribution can be made to the holders of Common Stock. In the event of a voluntary or involuntary liquidation, all of our assets and funds remaining after payments to the holders of Preferred Stock will be divided and distributed among the holders of Common Stock according to their respective shares.


STOCK OPTIONS. Options to purchase Shares of our Common Stock were made available in a Millennium Stock Option Plan. We created this plan to compensate executives, key management personnel, employees and consultants who either have previously contributed to our continuity and growth, or who are contributing currently to our continuity and growth. Also, we hope to provide an incentive for employees and consultants to expand and improve the profits and prosperity of our Company and to assist us in attracting and retaining executives, key management personnel, employees and consultants through the grant of Options to purchase shares of our Common Stock. Presently, options are allocated as follows:

                           Title and amount of
                           securities called
     Name of               for by options,            Exercise                Date
     Holder                warrants or rights         price                   Exercised

James D. Tilton, Jr.       Options to purchase        $0.11 per share         N/A.  See below.
                           3,000,000 shares of
                           Common Stock


These options were issued to James D. Tilton, Jr. pursuant to our Millennium Stock Option Plan. All of the options have vested and are exercisable immediately. Mr. Tilton has sole investment power and sole voting power over the shares which may be issued under these options.

DIVIDEND POLICY. We have recently been incorporated, have had no operations, earnings or profits, and will be required to re-invest any future earnings in our operations. We have not paid any cash dividends on our Common Stock or our Preferred Stock. Moreover, our Board of Directors has no present intention of declaring any cash dividends. We expect to re-invest all profits in the business for additional working capital for continuity and growth. The declaration and payment of dividends in the future will be determined by our Board of Directors considering the conditions then existing, including our earnings, financial condition, capital requirements, and other factors.



                                    PART II

ITEM 1.MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS


A. MARKET PRICE. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

B. HOLDERS. There are approximately 53 holders of record of the Company's Common Stock.

C. DIVIDEND POLICY. We have not had any earnings or profits and have not paid any dividends. Our proposed operations are capital intensive and we need working capital. Therefore, we will be required to reinvest any future earnings in the Company's operations. Our Board of Directors has no present intention of declaring any cash dividends, as we expect to re-invest all profits in the business for additional working capital for continuity and growth. The declaration and payment of dividends in the future will be determined by our Board of Directors considering the conditions then existing financial condition, including the Company's earnings, capital requirements, and other factors.


ITEM 2. LEGAL PROCEEDINGS


We are not aware of any legal proceedings pending, threatened or contemplated, against any of our officers and directors, respectively, in their capacities as such.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES


     In connection with our incorporation, we issued 12,000,000 shares of our Common Stock to Mr. Tilton at the par value of $.001 per share. These shares were issued to Mr. Tilton in recognition of his pre-incorporation services.


     Subsequently, due to our 2 for 1 forward stock split, Mr. Tilton's shares were increased to 24,000,000 shares. 6,000,000 of these shares are being held in escrow in the name of H. Glen Bagwell as security for the Augustine Fund, L.P.


     In March 1999, we issued 2,050,000 shares of our Common Stock to five investors in exchange for services rendered to the Company. We also issued in March 1999, 43,000 shares of our Common Stock at $.10 per share to 43 investors.

     On September 30, 2000, we issued 25,000 shares of our common Stock in exchange for the domain name Thoroughbredsales.com.

     All of the above shares of common stock have been issued pursuant to
Section 4(2) of the Securities Act of 1933, as amended. The basis for such exemption was the Company's belief that the investors were either accredited or sophisticated. For those investors deemed sophisticated, they had access to information on the Company necessary to make an informed investment decision.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nevada Corporation Law

     Section 78.7502 of the Nevada General Corporation Law contains provisions authorizing indemnification by the Company of directors, officers, employees or agents against certain liabilities and expenses which they may incur as directors, officers, employees or agents of the Company or of certain other entities. Section 78.7502(3) provides for mandatory indemnification, including attorney's fees, if the director, officer, employee or agent has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein. Section 78.751 provides that such indemnification may include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if he shall be ultimately found not to be entitled to indemnification under the Section. Indemnification may be provided even though the person to be indemnified is no longer a director, officer, employee or agent of the Company or such other entities. Section 78.752 authorizes the Company to obtain insurance on behalf of any such director, officer employee or agent against liabilities, whether or not the Company would have the power to indemnify such person against such liabilities under the provisions of the Section 78.7502.

     Under Section 78.751(e) the indemnification and advancement of expenses provided pursuant to Sections 78.7502 and 78.751 are not exclusive, and subject to certain conditions, the Company may make other or further indemnification or advancement of expenses of any of its directors, officers, employees or agents.


Articles of Incorporation and By-Laws

Our Articles of Incorporation and By-Laws empower us to indemnify current or former directors, officers, employees or agents of the Company or persons serving by request of the Company in such capacities in any other enterprise or persons who have served by the request of the Company is such capacities in any other enterprise to the full extent permitted by the laws of the State of Nevada.

Officers and Directors Liability Insurance

At present, we do not maintain Officers and Directors Liability Insurance and, because of the anticipated cost of such insurance, we have no present plans to obtain such insurance.

Indemnity Agreements


In order to induce and encourage highly experienced capable persons to serve as directors and officers, we have entered into an Indemnity Agreement with each director and officer presently serving us and will provide the same agreement to future directors and officers as well as certain agents and employees. The Agreement provides that we shall indemnify the director and /or officer, or other person, when he or she is a party to, or threatened to be made a party to, a proceeding against us. Expenses incurred by the indemnified person in any proceeding are to be paid to the fullest extent permitted by applicable law. The Agreement may at some time require us to pay out funds which might otherwise be utilized to further our business objectives, thereby reducing our ability to carry out our projected business plans.


Sec Position on Indemnification for Security Act Liability

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that is the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                                                         Page
                                                                         ----
                                    PART F/S

Report of Independent Certified Public Accountants,
  dated March 3, 2000 ............................................       F-1


Audited Financial Statements for the Period Ended December 31, 1999


  Balance Sheet ..................................................       F-2

  Statement of Income ............................................       F-3

  Statement of Changes in Stockholders' Equity....................       F-4

  Statement of Cash Flows ........................................       F-5

  Notes to Financial Statements ..................................       F-6



Unaudited Financial Statements for the Period Ended
  September 30, 2000

  Balance Sheet...................................................       F-9

  Statement of Income.............................................       F-10

  Statement of Cash Flows.........................................       F-11

  Statement of Changes in Stockholders' Equity....................       F-12

  Notes to Financial Statements...................................       F-13

                              BAUM & COMPANY, P.A.
                          CERTIFIED PUBLIC ACCOUNTANTS
                        1515 UNIVERSITY DRIVE - SUITE 209
                          CORAL SPRINGS, FLORIDA 33071

                           INDEPENDENT AUDITORS REPORT

The Board of Directors
Thoroughbred Interests, Inc.
Louisville, Kentucky

We have audited the accompanying balance sheet of Thoroughbred Interests, Inc. (A Development Stage Company) as of December 31, 1999 and the related statement of income, changes in stockholders' equity and cash flows for the period commencing March 25, 1999 (inception) to December 31, 1999 then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of Thoroughbred Interests, Inc. (A Development Stage Company) at December 31, 1999 and the statement of income, changes in stockholders' equity and cash flows for the period commencing March 25, 1999 (inception) to December 31, 1999 then ended in conformity with generally accepted accounting principles.

                                                     Baum & Company, P.A.

Coral Springs, Florida
March 3, 2000

                          THOROUGHBRED INTERESTS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 1999

                                     ASSETS

Current Assets
    Cash in bank                                                      $  11,348
      Investment in thoroughbred horses ( note 1 )                      441,107
                                                                      ---------
                                                                        452,455
Other assets
      Deferred registration costs ( note 1 )                              5,385
                                                                      ---------
         Total assets                                                 $ 457,840
                                                                      =========

                       LIABILITIES AND STOCKHOLDERS EQUITY

Current liabilities
    Note payable ( note 6 )                                           $ 350,000
    Accounts payable and accrued expenses                               102,235
                                                                      ---------

         Total current liabilities                                      452,235

Other liabilities
     Loan payable - stockholder ( note 3 )                              113,511
                                                                      ---------
            Total liabilities                                           565,746
                                                                      ---------
Stockholders equity
    Common stock, par value $.001, 100,000,000 shares authorized;
        26,386,000 shares issued and outstanding                         26,386
    Preferred stock, par value $.001, 10,000 shares authorized;
          no shares issued
    Deficit accumulated in the development stage                       (134,167)
    Less: subscription receivable                                          (125)
                                                                      ---------
                                                                       (107,906)
                                                                      ---------
         Total liabilities & stockholders equity                      $ 457,840
                                                                      =========

               See accompanying notes to the financial statements.

                          THOROUGHBRED INTERESTS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF INCOME AND ACCUMULATED DEFICIT
              FOR THE PERIOD COMMENCING MARCH 25, 1999 (INCEPTION)
                              TO DECEMBER 31, 1999


Revenue                                                             $     - 0 -

Expenses
     Operational costs                                                   55,720
     General & administrative                                            27,727
     Startup and organizational costs                                    11,220
                                                                    -----------
     Total expenses                                                      94,667
                                                                    -----------

Net income (loss) Before other expenses                                 (94,667)

Other expenses
     Interest expense                                                    39,500
                                                                    -----------

Net income before provision for income taxes                           (134,167)
     Provision for income taxes                                           - 0 -
                                                                    -----------

Net income (loss)                                                   $  (134,167)
                                                                    ===========

weighted average number of shares of common stock                    26,386,000
                                                                    -----------
loss per common share from development stage operations                 $( .005)
                                                                        =======



               See accompanying notes to the financial statements.

                          THOROUGHBRED INTERESTS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                     FOR THE PERIOD ENDED DECEMBER 31, 1999

                                                                                                         ACCUMULATED
                                                                                                      DEFICIT INCURRED
                                                      COMMON STOCK                 ADDITIONAL PAID   DURING DEVELOPMENT
                                                SHARES            AMOUNT              IN CAPITAL           STAGE
                                                ------            ------           ---------------   ------------------
Balance - inception (March 25, 1999)              - 0 -            - 0 -                - 0 -               - 0 -

Common stock issued to founder and
 others for services rendered in 1999        13,193,000           13,193                 - 0 -              - 0 -

Stock split two for one - July 23, 1999      13,193,000           13,193                 - 0 -              - 0 -

Deficit incurred during development
 stage - December 31, 1999                        - 0 -            - 0 -                 - 0 -           (134,167)
                                             ----------          -------               -------          ---------

Balance - December 31, 1999                  26,386,000          $26,386                 - 0 -          $(134,167)
                                             ==========          =======               =======          =========



               See accompanying notes to the financial statements

                          THOROUGHBRED INTERESTS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
              FOR THE PERIOD COMMENCING MARCH 25, 1999 (INCEPTION)
                              TO DECEMBER 31, 1999



Cash flows from operations:
     Net income (loss)                                                $(134,167)

Changes in operating assets and liabilities
     (Increase) in Investment in thoroughbred horses                   (441,107)
     Increase in accounts payable and accrued expenses                  102,235
                                                                      ---------
Net cash used for operations                                           (473,039)
                                                                      ---------

Cash flows from financing activities:
     Proceeds from loan from stockholder                                113,511
     Proceeds from issuance of common stock                              26,386
     Increase in subscriptions receivable                                  (125)
     Proceeds of  note payable                                          350,000
     Increase in deferred registration costs                            ( 5,385)
                                                                      ---------
                                                                        484,387

Net increase in cash                                                     11,348

Cash  - beginning                                                         - 0 -
                                                                      ---------
Cash - ending                                                         $  11,348
                                                                      =========
Supplemental disclosures:
      Interest expense                                                $  39,500
                                                                      =========


               See accompanying notes to the financial statements.

                          THOROUGHBRED INTERESTS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


NOTE 1 -        BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
                POLICIES

                BUSINESS AND ORGANIZATION

                The Company was organized under the laws of Nevada on March 25, 1999. The Company is a development stage company in that substantially all of its efforts are currently devoted to raising capital. The Company business plan calls for the purchasing, training and sales of thoroughbred horses. Effective January 1, 2000 the Company has emerged from its development stage.

                ORGANIZATION COSTS

                The Company has incurred various expenditures in the formation of its corporate and organizational structure. In accordance with SOP 98-5 these costs will be expensed as incurred.

                DEFERRED REGISTRATION COSTS

                The Company has incurred various costs to prepare and file the required documents for its forthcoming stock offering under regulation 504. These costs will be offset against the proceeds of a successful offering, or expensed if unsuccessful.

                SUBSCRIPTION RECEIVABLE

                Sales of common stock have occurred whereby the proceeds have not been received, thus the balances have been reflected as an offset to stockholders equity.

                INVESTMENT IN THOROUGHBRED HORSES

                The Company's investment in thoroughbred horses are stated at the lower of cost or market plus applicable carrying costs.

                MANAGEMENT ESTIMATES

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements

                          THOROUGHBRED INTERESTS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


NOTE 2 -     PROPOSED STOCK OFFERING

                The Company is currently implementing a proposed stock offering under Regulation A in accordance with the rules and regulations of the Securities Act of 1933. Under the terms of the offering document, the Company will sell 2,500 units @ $ 1,000 per unit which consists of 10,000 shares of common stock and 5,000 stock purchase warrants. Each stock purchase warrant entitles the holder to acquire one share of common stock at an exercise price of $ .15. This offering has been subsequently withdrawn (See
                Note 8).

NOTE 3 -    RELATED PARTY TRANSACTIONS

                The Company has issued 13,193,000 shares of common stock to its founder and various other individuals at a par value of $ .001 for their time and effort in establishing the Company. An substantial amount of these shares will be subject to a restriction against transfer for a period of at least one year pursuant to SEC rule 144.

                The founder of the Company will assume the role of CEO and Chairman of the Board of Directors at a salary and a stock option plan subject to the approval by the Board of Directors. Additionally, he has advanced funds to the company.

NOTE 4 -    CAPITAL TRANSACTIONS

                a.) The Company at its inception issued 13,181,500 shares of common stock to various related parties.

                b.) The Company by an unanimous consent in lieu of a special meeting of Directors approved a two (2) for one (1) forward stock split for all shares issued and outstanding effective July 23, 1999. The authorized shares of common stock increased from 50,000,000 to 100,000,000 and the par value remained at $ .001 per share.

NOTE 5 -     STOCK OPTION PLAN

                On July 23, 1999, the Board of directors approved a performance stock plan to compensate executives, key management personnel and consultants of the Company. The plan document has authorized a maximum of 10,000,000 shares of common stock to be optioned at an exercise price of $.11 per share. The stock options are exercisable within five years of their issuance and are not transferable. The fair market value of common stock options granted will be reflected as compensation issued. As of December 31, 1999, no options have been granted.

                          THOROUGHBRED INTERESTS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE 6 -     NOTE PAYABLE

                On September 30, 1999 pursuant to a written promissory note the Company was loaned $300,000 from Augustine Fund, L.P. . The note has no stated interest but calls for the payment of $ 375,000 in ( 180 ) one hundred eighty days from September 30, 1999. The Augustine Fund L.P. has the right to convert all or any portion of the $ 375,000 into units under this offering at $ 1,000 per unit. As security for this loan, the President of the company has placed in escrow 6,000,000 restricted shares of common stock. On March 22, 2000, The Augustine Fund, L.P. granted the company an extension to May 29, 2000 to satisfy the note.

                On December 15, 1999, pursuant to a convertible promissory note the Company has borrowed $ 50,000 from an individual. The note is unsecured and bears interest at 12% per annum payable including interest on or before August 13, 2000. The promissory note is convertible into fifty units each consisting of 10,000 shares of common stock and 5,000 common stock purchase warrants exercisable at $ .15 per share. The due date has been extended to March 31, 2001.


NOTE 7 -     INCOME TAXES

                The Company in accordance with FASB 109 , it has been determined that a 100 % valuation allowance of 100% of the net operating loss is deemed appropriate since future profitable operations cannot be ascertained at this time.


NOTE 8 -     SUBSEQUENT EVENTS

                On November 7, 2000, the Company filed a request with the Securities and Exchange Commission to withdraw its proposed stock offering pursuant to Regulation A of the Securities Act of 1933, as amended, which was discussed in Note 2.
                The Company did not sell any securities under its Regulation A filing.

                          THOROUGHBRED INTERESTS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                               SEPTEMBER 30, 2000

                                     ASSETS

Current Assets
   Cash in bank                                                      $ 255,447
      Investment in thoroughbred horses ( note 1 )                     300,866
                                                                     ---------
                                                                       556,313

Other assets
      Deferred registration costs ( note 1 )                            18,983
                                                                     ---------
      Total assets                                                   $ 575,296
                                                                     =========


                       LIABILITIES AND STOCKHOLDERS EQUITY

Current liabilities
   Note payable (  note 5 )                                          $ 400,000
   Accounts payable and accrued expenses                               322,266
                                                                     ---------
      Total current liabilities                                        722,266
                                                                     =========
Other liabilities
      Loan payable to stockholder  (  note 2 )                          30,673
                                                                     ---------
            Total liabilities                                          752,939
                                                                      --------

 Stockholders' equity
   Common stock, par value  $.001,
      100,000,000 shares authorized;
      26,386,000 shares issued and outstanding                         26,386
   Preferred stock, par value $ .001, 10,000
         shares authorized; no shares issued
   Accumulated deficit during Development
         Stage                                                       (203,904)
   Less: subscription receivable                                         (125)
                                                                    ----------
                                                                     (177,643)

      Total liabilities & stockholders equity                       $ 575,296
                                                                    =========


               See accompanying notes to the financial statements.

                          THOROUGHBRED INTERESTS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                             STATEMENTS OF INCOME

     FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND THE PERIOD COMMENCING
               MARCH 25, 1999 ( INCEPTION ) TO SEPTEMBER 30, 1999



                                                     2000             1999
                                                     ----             ----

Revenue from Horse Sales                        $     669,975  $        - 0 -
Cost of Horses Sold                                   455,258           - 0 -
                                               --------------  ---------------
    Gross Profit                                      214,717           - 0 -

Operating Expenses
    Operational costs                                  102,616         19,531
    General & administrative                           139,512         23,035
                                               --------------  ---------------
    Total operating expenses                          242,128         (42,566)
                                               --------------  ---------------

Net income (loss) before other income and
   expense                                            (27,411)        (42,566)
Other income and expense
      Interest expense (net)                          (42,326)             -0-
                                               --------------        ---------

Net income (loss) before provision for
   income taxes                                         - 0 -              -0-

Net income (loss)                              $     (69,737)   $     (42,566)
                                               ==============   ==============

Net (loss) per common share-development stage        $ (.002)         $ (.001)
                                                     ========         ========

Weighted average number of common shares
   outstanding                                     26,386,000       26,386,000
                                               ==============   ==============


See accompanying notes to the financial statements.

                          THOROUGHBRED INTERESTS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
           FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND THE PERIOD

        COMMENCING MARCH 25, 1999 ( INCEPTION ) TO SEPTEMBER 30, 1999


                                                     2000             1999
                                                     ----             ----
Cash flows from operations:

     Net income (loss)                         $    (69,737)        $ (42,566)

Changes in operating assets and liabilities:

   (Increase) in accounts receivable - trade             -0-              -0-
   (Decrease) in Investment in thoroughbred
         horses                                     140,241          (259,862)
   (Increase) in prepaid expenses                        -0-           (9,743)
   (Increase) in accounts payable and
         accrued expenses                           220,001           195,751
                                                 ----------        ----------

Net cash provided(used) from operations             290,535          (116,420)
                                                 ----------        ----------

Cash flows from financing activities:

   Proceeds of common issued                             -0-           26,386
   (Increase) in deferred registration
         costs                                      (13,598)           (5,385)
   (Increase) in subscriptions
         receivable                                      -0-            ( 125)
   Increase(decrease) in stockholder loan           (82,838)           95,679
   Proceeds of  note payable                         50,000               -0-
                                                 ----------        ----------

Net cash provided(used) from
   financing activities                             (46,436)          116,555
                                                 ----------        ----------


Net increase in cash                                244,099               135

Cash  - beginning                                    11,838               -0-
                                                 ----------        ----------

Cash - ending                                     $ 255,447             $ 135
                                                 ==========        ==========

Supplemental disclosures:
      Interest expense                           $   45,750           $   -0-
                                                 ==========        ==========


             See accompanying notes to the financial statements.

                          THOROUGHBRED INTERESTS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000

                                                                                          ACCUMULATED
                                                   COMMON STOCK                         DEFICIT DURING
                                           -------------------------   ADDITIONAL PAID    DEVELOPMENT
                                             SHARES           AMOUNT      IN CAPITAL         STAGE
                                           -----------     ---------    --------------  --------------
Balance - inception (March 25, 1999)               -0-         - 0 -          - 0 -           - 0 -

Common stock issued to founder and
 others for services rendered in 1999       13,193,000        13,193          - 0 -           - 0 -


Stock split two for one - July 23, 1999     13,193,000        13,193          - 0 -           - 0 -


Deficit incurred during development
 stage - December 31, 1999                       - 0 -         - 0 -          - 0 -       (134,167)
                                            ----------    ----------      ---------       ---------

Balance - December 31, 1999                 26,386,000        26,386          - 0 -       (134,167)

Net loss - Nine months ended 9/30/00             - 0 -         - 0 -          - 0 -       ( 69,737)
                                            ----------    ----------      ---------       ---------

Balance - September 30, 2000                26,386,000       $26,386          - 0 -      $(203,904)
                                            ==========    ==========      =========      ==========






              See accompanying notes to the financial statements

                          THOROUGHBRED INTERESTS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 -   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
           -------------------------------------------------------

           BUSINESS AND ORGANIZATION

           The Company was organized under the laws of Nevada on March 25, 1999. The Company business consists of purchasing, training and sales of thoroughbred horses. The Company is in its development stage.

           ORGANIZATION COSTS

           The Company has incurred various expenditures in the formation of its corporate and organizational structure. In accordance with SOP 98-5 these costs will be expensed as incurred.

           DEFERRED REGISTRATION COSTS

           The Company has incurred various costs to prepare and file the required documents for any future stock offering. These costs will be offset against the proceeds of a successful offering, or expensed if unsuccessful.

           SUBSCRIPTION RECEIVABLE

           Sales of common stock have occurred whereby the proceeds have not been received, thus the balances have been reflected as an offset to stockholders equity.

           INVESTMENT IN THOROUGHBRED HORSES

           The Company's investment in thoroughbred horses are stated at the lower of cost or market plus applicable carrying costs.

           MANAGEMENT ESTIMATES

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

                          THOROUGHBRED INTERESTS, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 -   RELATED PARTY TRANSACTIONS

           The Company has issued 13,193,000 shares of common stock to its founder and various other individuals at a par value of $ .001 for their time and effort in establishing the Company. An substantial amount of these shares will be subject to a restriction against transfer for a period of at least one year pursuant to SEC rule 144.

           The founder of the Company has assumed the role of CEO and Chairman of the Board of Directors at a salary and a stock option plan approved by the Board of Directors. The financial statements reflect $ 67,500 of accrued compensation in accordance with the agreement to be paid upon. The employment agreement commenced on January 3, 2000 for a three year period ending December 31, 2002. The agreement in addition to scheduled salary increases also provides for incentive bonuses in accordance with prescribed performance levels of the Company. In addition the CEO has received a grant of incentive stock options pursuant to Company's Millennium Stock Option Plan of three million shares of common stock.

           The CEO has advanced funds as a interest free, unsecured loan to the Company.

           The Company commenced in April 2000 utilizing an office facility leased by the CEO on a informal agreement at $ 1,352 per month to conduct its business operations.

NOTE 3 -   CAPITAL TRANSACTIONS

           a) The Company at its inception issued 13,181,500 shares of common stock to various related parties.

           b) The Company by an unanimous consent in lieu of a special meeting of Directors approved a two (2) for one (1) forward stock split for all shares issued and outstanding effective July 23, 1999. The authorized shares of common stock increased from 50,000,000 to 100,000,000 and the par value remained at $ .001 per share.

NOTE 4 -   STOCK OPTION PLAN

           The Board of directors has approved The Millennium Stock Option Plan effective as of January 3, 2000 to compensate executives, key management personnel and consultants of the Company. The plan document has authorized a maximum of 10,000,000 shares of common stock to be optioned at an exercise price to be determined by the Company. In the case of incentive stock options. The exercise price shall not be less than 100% of the fair market value of the shares on the date the option is granted. The stock options are exercisable no sooner than six months nor more than ten years from the date it is granted. The fair market value of common stock options granted will be reflected as compensation issued.

                          THOROUGHBRED INTERESTS, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                          NOTES TO FINANCIAL STATEMENTS

NOTE 5 -   NOTES PAYABLE

           On September 30, 1999 pursuant to a written promissory note the Company was loaned $300,000 from Augustine Fund, L.P. . The note has no stated interest but calls for the payment of $ 375,000 in ( 180 ) one hundred eighty days from September 30, 1999. The Augustine Fund L.P. has the right to convert all or any portion of the $ 375,000 into shares of common stock (the "Converted Shares") at $.10 per share and warrants exercisable into one-half the number of Converted Shares at $.15 per share. As security for this loan, the President of the company has placed in escrow 6,000,000 restricted shares of common stock. The Augustine Fund, L.P. granted the company an extension to March 31, 2001 for satisfaction of the note.

           On December 15, 1999, pursuant to convertible promissory note the Company was loaned $ 50,000 from an individual. The note is unsecured and bears interest at 12% per annum payable including interest on or before August 13, 2000. On February 10, 2000 the Company received an additional $ 50,000 under the same terms. The promissory notes are both convertible into shares of common stock (the "Converted Shares") at $.10 per share and warrants exercisable into one-half the number of Converted Shares at $.15 per share. The due date of the notes plus accrued interest has been extended to March 31, 2001.

NOTE 6 -   INCOME TAXES

           The Company in accordance with FASB 109, it has been determined that a 100 % valuation allowance of the entire net operating loss is deemed appropriate since future profitable operations cannot be ascertained at this time.

NOTE 7 -   SUBSEQUENT EVENTS

           On November 7, 2000, the Company filed a request with the Securities and Exchange Commission to withdraw its proposed stock offering pursuant to Regulation A of the Securities and Exchange Act of 1933, as amended. The Company did not sell any common stock under its Regulation A filing.

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Thoroughbred Interests, Inc.
                                              -----------------------------
                                              (Registrant)


Date November 27, 2000                          /s/ James D. Tilton
     ------------------                       ------------------------------
                                                    James D. Tilton, President

                                   PART III
                               Index to Exhibits


No.      Description of Exhibit
---      ----------------------
3.1 Articles of Incorporation of Thoroughbred Interests, Inc., dated March 25, 1999*

3.2      By-Laws of Thoroughbred Interests, Inc.*

4.1 Promissory Note dated September 30, 1999, between Thoroughbred Interests, Inc. and Augustine Fund, L.P.*

4.2 Note Extension Agreement between Thoroughbred Interests, Inc. and Augustine Fund, L.P. dated March 22, 2000

4.3 Note Extension Agreement between Thoroughbred Interests, Inc. and Augustine Fund, L.P. dated October 3, 2000

4.4 Amended Promissory Note dated November 21, 2000, between Thoroughbred Interests, Inc. and Augustine Fund, L.P.

4.5 Promissory Note dated December 15, 1999, between Thoroughbred Interests, Inc. and Mr. Andrew Dyer

4.6 Promissory Note dated January 31, 2000, between Thoroughbred Interests, Inc. and Mr. Andrew Dyer.

4.7 Note Extension Agreement between Thoroughbred Interests, Inc. and Mr. Andrew Dyer, dated October 11, 2000

4.8 Amended Promissory Note dated November 21, 2000, between Thoroughbred Interests, Inc. and Andrew Dyer

4.9 Amended Promissory Note dated November 21, 2000, between Thoroughbred Interests, Inc. and Dyer

4.10 Secured Promissory Note dated October 31, 2000, between James D. Tilton and Thoroughbred Interests, Inc.

5.1      Tradeability Opinion of Fox Law Offices, P.A., dated September 21,
         1999.*

10.1 Indemnity Agreement dated September 27, 1999, between James D. Tilton and Thoroughbred Interests, Inc.*

10.2 Stock Escrow Agreement dated September 30, 1999, by and between James D. Tilton, The Augustine Fund, and H. G. Bagwell*

10.3 Pledge and Security Agreement dated September 30, 1999 between James D. Tilton and the Augustine Fund, LP*

10.4     Thoroughbred Interests, Inc. Millennium Stock Option Plan

10.5     Internet Domain Name Purchase Agreement, dated September 30, 2000.

10.6 Employment Agreement dated January 3, 2000 between James D. Tilton and Thoroughbred Interests, Inc.

10.7 Lease Agreement dated November 11, 1999 between Goodshape LLC and Jim D. Tilton, Jr.

10.8 Pledge and Security Agreement dated October 31, 2000, between James D. Tilton and Thoroughbred Interests, Inc.


* Incorporated by reference to the Company's Form 10-SB filed with the Securities & Exchange Commission on July 5, 2000